DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2004

Mr. Paul Baranov
Senior Legal Counsel
SFE Clearing
Austraclear Limited
30 Grosvenor Street
Sydney, NSW 2000
Australia

Re: No-Action Request for Austraclear Limited, File No. 132-3, Our Ref. No. 20031251349

Dear Mr. Baranov:

During our telephone call on April 27, 2004,[1] which supplements your letter of March 30, 2004, you requested guidance on the status of Austraclear Limited ("Austraclear") under Rule 17f-7 under the Investment Company Act of 1940 ("1940 Act") from June 12, 2000 through the present.[2] You state that Austraclear is a clearing and settlement facility, licensed by the Australian Securities and Investments Commission and subject to certain financial stability standards administered by the Reserve Bank of Australia.[3] You further state that Austraclear treats all securities of any particular class or series of any issuer that are deposited within its

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1 Telephone conversation between Eric S. Purple of the staff and Paul Baranov, Senior Legal Counsel to Austraclear, on April 27, 2004 ("April Telephone Call").

2 On June 12, 2000, the Commission adopted Rule 17f-7 to govern the custody of investment company ("fund") assets with foreign securities depositories. Prior to the adoption of Rule 17f-7, Rule 17f-5 governed, among other things, the custody of fund assets with foreign securities depositories. We note that Austraclear previously received two no-action letters from the staff under Rule 17f-5 under the 1940 Act relating to Austraclear's status as an eligible foreign custodian for fund assets. See Austraclear Ltd. (pub. avail. Jan. 17, 1990); Austraclear Ltd. (pub. avail. Apr. 6, 1993). Those letters related to requirements of Rule 17f-5 that are no longer in effect. In addition, Rule 17f-7 contains certain requirements that were not part of Rule 17f-5. Consequently, Austraclear may no longer rely on the no-action letters.

3 You state that Austraclear was regulated by the Reserve Bank of Australia, as a real-time gross settlement payment system, prior to its becoming a licensed clearing and settlement facility on March 11, 2004.

system as fungible and allows the deposited securities to be transferred or pledged by bookkeeping entry without physical delivery of the securities.[4]

Rule 17f-7 under the 1940 Act permits a registered fund to maintain its foreign assets with a foreign "eligible securities depository" under certain circumstances. Under Rule 17f-7, an "eligible securities depository" must function as "a system for the central handling of securities as defined in [Rule] 17f-4," and must be regulated by a foreign financial regulatory authority.[5] In addition, an eligible securities depository generally must: (1) hold assets for the custodian that participates in the system on behalf of the fund under safekeeping conditions that are no less favorable than those that apply to other participants under the system; (2) maintain records that identify the assets of each participant, and segregate its own assets from the assets of participants; (3) provide periodic reports to participants regarding the safekeeping of their assets, including notices of transfers to and from any participant's account; and (4) be subject to periodic examination by regulatory authorities or independent accountants.[6]

As noted above, Rule 17f-7 defines an "eligible securities depository" as "a system for the central handling of securities as defined in [Rule] 17f-4." You note, however, that you have been unable to find a definition of that phrase in Rule 17f-4. Rule 17f-4 was amended subsequent to the adoption of Rule 17f-7,[7] and no longer contains a definition of that phrase. The staff is aware of this discrepancy, and intends to recommend to the Commission a conforming amendment to Rule 17f-7 as soon as practicable. In the interim, we believe that it is appropriate, for purposes of Rule 17f-7, to interpret the phrase "a system for the central handling of securities as defined in [Rule] 17f-4" consistent with the definition of that phrase that was contained in Rule 17f-4 prior to its recent amendment. Accordingly, we interpret "a system for the central handling of securities" under Rule 17f-7 as a system where all securities of any

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4 April Telephone Call.

5 A foreign financial regulatory authority is defined in Section 2(a)(50) of the 1940 Act as any:

> (A) foreign securities authority; (B) other governmental body or foreign equivalent of a self-regulatory organization empowered by a foreign government to administer or enforce its laws relating to the regulation of fiduciaries, trusts, commercial lending, insurance, trading in contracts for the sale of a commodity for future delivery, or other instruments traded on or subject to the rules of a contract market, board of trade or foreign equivalent, or other financial activities; or (C) membership organization a function of which is to regulate the participation of its members in activities listed above.

6 During the April Telephone Call, you confirmed that Austraclear has met these requirements of Rule 17f-7 since June 12, 2000.

7 See *Custody of Investment Company Assets With a Securities Depository*, SEC Rel. No. IC-25934 (Feb. 13, 2003).

particular class or series of any issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of the securities.[8]

Based upon the information that you have provided to us during our April Telephone Call and in your letter, it appears that Austraclear has met the definition of "eligible securities depository" contained in Rule 17f-7(b)(1) from June 12, 2000 through the present.[9] Please note that Rule 17f-7 is self-operative. As a result, should Austraclear's facts and circumstances change in the future, Austraclear may continue to be an "eligible securities depository," without any need to obtain either the prior approval of the Commission or no-action assurances from the staff, provided that Austraclear continues to meet the requirements of Rule 17f-7(b)(1). The staff, as a general matter of policy, will not provide guidance on whether an entity meets the definition of "eligible securities depository" unless the request for guidance raises unique or novel issues, as is the case with your present inquiry.

I hope that this information is helpful to you. Please telephone me at (202) 942-0660 if you have any further questions regarding this matter.

Very truly yours,

Eric S. Purple
Senior Counsel

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8 See *Deposits of Securities in Securities Depositories*, SEC Rel. No. IC-10453 (Oct. 26, 1978)

9 You should also be aware that even if a foreign depository meets the definition of eligible securities depository, Rule 17f-7 would prohibit a fund from using the depository as its custodian unless the custody arrangement among the fund, the fund's primary custodian, and the foreign depository meets certain other requirements of the rule. For instance, Rule 17f-7 requires that the custody arrangement provide reasonable safeguards against any custody risk associated with maintaining assets with the eligible securities depository. This includes a requirement that the primary custodian furnish the fund its or investment adviser with an analysis of any custody risk prior to placing the assets with the securities depository. The fund's contract with the primary custodian must also require the custodian to monitor the custody risks associated with the depository on a continuing basis and notify the fund or the adviser of any material changes in these risks.

SFE CLEARING

AUSTRACLEAR LIMITED
ABN 94 002 060 773

www.sfe.com.au

30 Grosvenor Street
Sydney NSW 2000 Australia
Telephone 61 2 9256 0555
Facsimile 61 2 9256 0666

PO Box N680
Grosvenor Place
NSW 1220 Australia

30 March 2004

Mr Eric S. Purple
Senior Counsel
Division of Investment Management
US Securities & Exchange Commission
450 5th Street NW
WASHINGTON DC
UNITED STATES 20549-0506

Dear Mr Purple

Austraclear Limited. No-action letter - Eligible Securities Depository under Rule 17f-7

We refer to your email of 10 March 2004 and, as requested, set out below a new request letter.

As the questions in our letter of 16 December 2003 indicate, as far as Austraclear is able to determine, it appears that following the revisions to your Investment Company Act 1940 the relevant issue is now whether Austraclear Limited is an "Eligible Securities Depository" under Rule 17f-7.

(i) *Acts as or operates a system for the central handling of securities or equivalent book-entries in the country where it is incorporated, or a transnational system for the central handling of securities or equivalent book-entries.*

"...Acts as or operates a system..."

Austraclear Limited is a company registered in Australia and operates the Austraclear depository pursuant to an extensive set of Operating Rules. The Operating Rules are a contract binding on all members of the System. The Operating Rules refer to the depository and clearing and settlement system as "the Austraclear System". Austraclear has over 600 members, which include all Australia's banks and significant financial institutions. The Operating Rules are available on the website of Austraclear's holding company at www.sfe.com.au (go to "operating rules" in the Quick Links facility).

"...for the central handling..."

The preamble to 17f-7(b)(1) says an Eligible Securities Depository means "a system for the central handling of securities as defined in Rule 17f-4". Unfortunately we cannot find a definition of that phrase in 17f-4. Even the important individual word "central" does not appear to be defined in 17f-4 and the reference to "securities depository" in 17f-4(c)(6) appears to be to entities within the USA.

Regrettably we've been unable to gain any enlightenment from 17f-4 regarding a foreign depository like Austraclear.

It is difficult to see the intended meaning of the word "central" in "central handling". Does "central" imply the "main" system for handling securities, or the "only" system for handling securities or a system that is geographically in the centre of the country?

The Austraclear depository regards itself as a system for the "central handling" of securities in Australia because:

(1) Austraclear is the only company that has set up a formal system for settling transactions in debt instruments in Australia and has developed proprietary software specifically to run its depository and clearing and settlement functions. It is the "central" system for handling debt Securities in the sense that, at a practical level, it is the system virtually everyone uses.

(2) The Austraclear depository has been operating since 1984 and is open to anyone who satisfies the membership criteria. All members are connected to the Austraclear depository by a proprietary network and can settle transactions in a wide variety of debt instruments.

(3) The Austraclear depository settles the great bulk of the Australian market in registrable book-entry securities (we estimate in excess of 95%). The remainder of the Australian debt instrument market is settled bilaterally directly between counterparties - there is no alternative "system".

Austraclear holds on average A$426 Billion of securities in safe custody and settles on average more than A$16 Billion daily.

(4) The Austraclear depository is approved by the Reserve Bank of Australia (Australia's central bank - the equivalent of your Federal Reserve) as a Real Time Gross Settlement payment system (see below under (ii) regarding Regulation) in recognition of the fact that the Reserve Bank of Australia regards the Austraclear depository as an important part of the Australian payments system. The Austraclear depository is used extensively by banks, financial institutions, custodians and trustees at the wholesale end of the market.

(5) The Austraclear depository provides its members with risk management benefits by providing world's best practice in settlement methodology:

(a) The Austraclear depository operates on a Real Time Gross Settlement (RTGS) basis and uses Delivery versus Payment model 1. Model 1 is the most stringent settlement model in which securities and cash are exchanged simultaneously.

(b) The Austraclear Operating Rules are a contract enforceable by all members against each other and those rules include warranties by each member as to their entitlement to transfer securities. In addition, all monetary elements of transactions must be conducted only through the bank of each member, and transactions between the banks are conducted by transfer of funds between those banks' accounts as the Reserve Bank of Australia.

<u>"...Securities or equivalent book-entries..."</u>

The debt instruments covered by the Austraclear System are within the definition of Security in section 2(a)(36) of the Act. The Securities in the Austraclear depository include evidence of indebtedness of various types, eg, Bills of Exchange, Promissory Notes, Certificates of Deposit, corporate bonds, etc, in either paper or dematerialised form. They also include all Securities issued by the government of the Commonwealth of Australia (Treasury Bonds and similar debt instruments).

As from 22 February 2002, all Commonwealth Government Securities (CGS) holdings were transferred to the Austraclear depository by the Reserve Bank of Australia and by all other holders of CGS. The Reserve Bank continues to be the Register of CGS holdings, but all CGS are held electronically in the Austraclear depository and all transactions in CGS are conducted through the Austraclear depository.

All Commonwealth Government Securities in the Reserve Bank registry are registered in the name of Austraclear Limited. The Reserve Bank register is only altered if CGS are uplifted by a holder out of the Austraclear depository.

"in the country where it is incorporated".

The Austraclear System operates in Australia and Austraclear Limited, the operator of the system, is an incorporated company under the *Corporations Act 2001 (Australia)*, which can be viewed online at http://scaleplus.law.gov.au/html/pasteact/browse/TOC.htm.

(ii) *Is regulated by a foreign financial regulatory authority as defined under section 2(a)(50) of the Act.*

As indicated in earlier correspondence, the Austraclear depository is extensively regulated.

Pre 11 March 2004

Prior to 11 March 2004, Austraclear was regulated by Australia's central bank, the Reserve Bank of Australia (RBA) by being approved by the RBA as a Real Time Gross Settlement payment system under the *Payment Systems and Netting Act 1998 (Australia).*

Austraclear was also regulated by the Australian Securities and Investments Commission (ASIC) (the regulator of all companies in Australia - the equivalent of the SEC) in relation to Austraclear's incorporation and conduct as a registered company; and by the Australian Competition and Consumer Commission in relation to competition law issues.

Post 11 March 2004

Since 11 March 2004, the above regulatory arrangements continue to apply, and Austraclear is subject to an additional range of regulatory obligations, specific to the financial services industry in Australia.

Under recent financial services reforms in Australia, Austraclear Limited became a Licensed Clearing and Settlement Facility on 11 March 2004. These reforms have two areas of effect for Austraclear:

(a) The licensing regime is regulated by the Australian Securities and Investments Commission (ASIC) under the *Corporations Act 2001 (Australia).* ASIC is the government agency that regulates all companies, licenses all financial markets and clearing houses, and licenses all participants in those markets (brokers and advisers). Austraclear is licensed as a Securities Settlement Facility, under a Clearing and Settlement Facility licence. Therefore Austraclear is now regulated in two respects by ASIC: in its capacity as a registered company, and in its capacity as a licensed Clearing and Settlement Facility.

We have prepared an extract from the *Corporations Act 2001 (Australia)* (about 20 pages) which sets out the licensing obligations for Clearing and Settlement Facilities (sections 768A + 820A-827D). Please let the writer know if you would like it forwarded. If you prefer, the entire *Corporations Act 2001* can be viewed online at http://scaleplus.law.gov.au/html/pasteact/browse/TOC.htm.

The licensing regime means that Austraclear is, to some extent, a co-regulator of participants in the market. All operators of licensed markets and licensed Clearing and Settlement Facilities in Australia are in the same position. The government regulates market participants by two methods. Firstly by directly licensing them (with focus on their relationships with retail clients and training of staff); and secondly by requiring the operators of markets and Clearing and Settlement Facilities to adopt specific practices towards participants and to impose specific obligation on their participants (with focus on having Operating Rules that require participants to do various things, having a mechanism to enforce Operating Rules, etc). Through the mechanism of its Operating Rules, Austraclear plays its part in regulating participants in the Austraclear System.

A list of operators of licensed markets and Clearing and Settlement Facilities (local and foreign) can be viewed at ASIC's website:
http://www.asic.gov.au/asic/asic_polprac.nsf/byheadline/Licensed+financial+markets+etc+operating+in+Australia?openDocument

(b) As a licensed Clearing and Settlement Facility, Austraclear must also comply with a new and additional set of standards - the Financial Stability Standards - issued by, and administered by, the Reserve Bank of Australia. As a leading participant in the financial services industry, Austraclear worked closely with the Reserve Bank to develop the standards.

The Financial Stability Standards are authorised by the *Corporations Act 2001 (Australia)* (s.827D) and must be complied with as part of the Clearing and Settlement Facility's licence obligations under that Act.

Please let the writer know if you would like to receive our summary of the Financial Stability Standards and their accompanying Guidance Notes. If you prefer, the complete standards can be viewed online at the Reserve Bank's website
http://www.rba.gov.au/PaymentsSystem/PaymentsPolicy/StandardsForClearingAndSettlementFacilities/index.html

In addition to its financial services regulatory obligations, Austraclear has been since 18 December 2000 a wholly-owned subsidiary of SFE Corporation Limited, which is a public company listed on the Australian Stock Exchange. As such, Austraclear is part of a corporate group subject to very strict corporate governance obligations and continuous disclosure obligations.

(iii) *Holds assets for the custodian that participates in the system on behalf of the Fund under safekeeping conditions no less favourable than the conditions that apply to other participants.*

Austraclear holds assets on behalf of all its participants under the same safe keeping conditions.

(iv) *Maintains records that identify the assets of each participant and segregate the system's own assets from the assets of participants.*

Austraclear maintains records that identify the assets of participants and keeps its own assets separated from the assets of participants.

(v) *Provides periodic reports to its participants with respect to its safekeeping of assets, including notices of transfers to or from any participant's account.*

Austraclear makes available reports to participants, including reports of movements in a participant's securities record and that participant's holdings of securities in the system.

(vi) *Is subject to periodic examination by regulatory authorities or independent accountants.*

Austraclear is subject to internal audit review and to external audit by independent auditors. As mentioned above, it is part of a corporate group listed on the Australian Stock Exchange.

As a licensed Clearing and Settlement Facility, it is obliged to provide an extensive Annual Regulatory Report to ASIC (under section 821E of the *Corporations Act 2001 (Australia)*) certifying the extent of compliance with all aspects of its licence and its statutory obligations, including reporting on compliance with the Reserve Bank of Australia's Financial Stability Standards.

In addition, under s.823CA of that Act, the Reserve Bank of Australia must make its own annual assessment of how well the Clearing and Settlement Facility had complied with the Financial Stability Standards and its other obligations under the Act.

Under s.823B, the Minister of State responsible for the *Corporations Act 2001* may require the Clearing and Settlement Facility to give ASIC a special report on any matters specified by the Minister. Under s.823C ASIC has powers to assess a Clearing and Settlement Facility's compliance with its statutory obligations, and ASIC may take account of any information and reports, including information and reports from an overseas regulatory authority.

It may be that Austraclear needs an updated no-action letter to cover the period until it became licensed as described above, and thereafter it may be that it fully complies with your legislation and does not need a no-action letter. We are in a position where we need clarification from the SEC as to Austraclear's correct status.

Please advise the writer if you would like more details on any aspect of the application.

Yours sincerely

Paul Baranov
Senior Legal Counsel
phone (+61 02) 9256 0597
fax (+61 02) 9256 0151
email pbaranov@sfe.com.au.